Exhibit 99.1

ICON to Participate at Upcoming Investor Conferences

Dublin, Ireland, November 10, 2026 – ICON plc (NASDAQ: ICLR), a world-leading clinical research organization, today announced that Mr. Barry Balfe, CEO of ICON plc, and Mr. Nigel Clerkin, CFO of ICON plc, will present at the Jefferies Global Healthcare Conference in London on Tuesday, November 17, 2026 at 12:30pm GMT and Mr. Barry Balfe, CEO of ICON plc, will participate at the 9th Annual Evercore Healthcare Conference on Tuesday, December 1, 2026 at 1:20pm ET.

Any changes to these events and links to the live webcasts (where available) will be posted on the Investor section of our website under “Events”. A webcast replay of the conference call will be available approximately one hour following the conclusion of the call.

About ICON plc

ICON plc is a world-leading clinical research organization. Offering deep operational and medical expertise we accelerate innovation, driving emerging therapies forward to improve patient outcomes. From molecule to medicine, we deliver integrated consulting, clinical development, commercialization and post-marketing solutions to pharmaceutical, biotechnology, medical device, government and public health organizations worldwide. With headquarters in Dublin, Ireland, ICON employed approximately 40,250 employees in 98 locations in 55 countries as at September 30, 2026. For further information about ICON, visit: www.iconplc.com.

Source: ICON plc

Contact: Kate Haven Vice President Investor Relations +1888 381 7923

ICON/ICLR-G